April 27, 2009

Peggy Kim Special Counsel
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Quigley Corporation
Revised Proxy Statement on Schedule 14A filed by Ted Karkus et al.
Filed April 21, 2009
File No. 0-21617

Dear Ms. Kim:

On behalf of Ted Karkus et al, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment Number 2 to the above referenced Schedule 14A. The Schedule 14A has been revised in response to your comment letter dated April 24, 2009 and to reflect other changes. Concurrent with the transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 2 to the Schedule 14A. We also are providing from Ted Karkus et al. the following responses to the comment letter regarding the Schedule 14A.

To assist your review, we have retyped the text of the Staff's comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 2 to the Schedule 14A.

Schedule 14A

1.
We note your response to comment one in our letter dated April 16, 2009.  Please advise us as to how your notice of internet availability complies with the requirements in Rule 14a-16.  For example, it does not appear to contain all of the information required by Rule 14a-16(c)(1) and contains supporting statements when Rule 14a-16(c)(3) specifically states that no supporting statements be included.  Please refer to Rule 14a-16 and SEC Release No. 34-56135 in your analysis.

We have broken out the information required by Rule 14a-16 into a separate notice preceding the Proxy Statement.  In compliance with Rule 14a-16(d)(3), this separate notice does not contain any supporting statements.  Pursuant to Rule 14a-16(n)(4), we have excluded certain information otherwise required by Rule 14a-16(d), including (i) paragraphs 1 and 3 of the legend required by paragraph (d)(1), (ii) instructions on how to request a copy of the proxy materials, and (iii) instructions on how to access the form of proxy pursuant to paragraph (d)(7).

Reasons for the Solicitation, page 2

2.	We note your response to comment six in our letter dated April 16, 2009. Please revise your disclosure to include the support for your statements.

We have revised our disclosure on pages 2 and 3 to include support for our statements.

3.
We note that the participants collectively own over 10% of the shares outstanding.  Please revise to include the information required by Item 405 of Regulation S-K and corresponding Item 7(b) of Schedule 14A.

We have revised our disclosure on page 15 to add this disclosure.

Proposal One-Election of Directors, page 4

4.	We note your statement that one or more Shareholder Nominees qualify as an audit committee financial expert. Please revise to identify these individuals.

We have revised our disclosure on page 5 to identify one of the Shareholder Nominees as an audit committee financial expert.

What is a quorum, page 11

5.	We note your response to comment 12 in our letter dated April 16, 2009. Please revise to clearly state the effect of broker non-votes and abstentions on the quorum requirement.

We have revised our disclosure on page 12 to state the effect of broker non-votes and abstentions on the quorum requirement.

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If you need additional information, have further comments or have any questions, please contact me at (212) 549-0393, fax (212) 521-5450, e-mail: aizower@reedsmith.com.  Thank you for your help.

Sincerely,

/s/ Aron Izower